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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ________________


                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                NetWorth, Inc.
                           (Name of Subject Company)

                              Compaq-Dallas, Inc.
                                   (Bidder)
                      a direct wholly owned subsidiary of
                          Compaq Computer Corporation

                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   64122110
                     (CUSIP Number of Class of Securities)

             Wilson D. Fargo                                Copies to:
     Senior Vice President, General                     Christopher Mayer
          Counsel and Secretary                       Davis Polk & Wardwell
       Compaq Computer Corporation                     450 Lexington Avenue
              20555 SH 249                          New York, New York  10017
             P.O. Box 692000                        Telephone:  (212) 450-4000
           Houston, TX  77070
        Telephone: (713) 514-1463
   (Name, Address and Telephone Number
 of Person Authorized to Receive Notices
 and Communications on Behalf of Bidder)

                             ________________

                           CALCULATION OF FILING FEE

        Transaction valuation(1)            Amount of filing fee(2)
        ------------------------            -----------------------
             $371,789,250                          $74,358

(1) Based upon $42 cash per share for 8,852,125 shares.
(2) The amount of the filing fee is 1/50th of one percent of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    Not applicable.     Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.     Date Filed:    Not applicable.
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=============================================================================
 ------------------------
|  CUSIP NO.  64122110   |
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|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON              |
|         | Compaq Computer Corporation                                     |
|         | 76-0011617                                                      |
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|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
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|  3      | SEC USE ONLY                                                    |
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|  4      | SOURCE OF FUNDS*                                                |
|         |   BK, WC                                                        |
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|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
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|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         | Delaware                                                        |
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|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 0                                                               |
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|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES*                                    [ ] |
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|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | 0                                                               |
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| 10      | TYPE OF REPORTING PERSON*                                       |
|         | HC, CO                                                          |
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 ------------------------
|  CUSIP NO.  64122110   |
 ------------------------

=============================================================================
|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON              |
|         | Compaq-Dalles, Inc.                                             |
|         |                                                                 |
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|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
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|  3      | SEC USE ONLY                                                    |
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|  4      | SOURCE OF FUNDS*                                                |
|         |   BK, WC                                                        |
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|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
-----------------------------------------------------------------------------
|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         | Delaware                                                        |
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|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 0                                                               |
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|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES*                                    [ ] |
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|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | 0                                                               |
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| 10      | TYPE OF REPORTING PERSON*                                       |
|         | CO                                                              |
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Item l.  Security and Subject Company
         ----------------------------

   (a) The name of the subject company is NetWorth, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase, which is incorporated herein by reference.

   (b) This Statement relates to the offer by Compaq-Dallas, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of the Company at $42 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.
         -----------------------

   (a)-(d), (g) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

   (e)-(f) Neither Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the
         Subject Company.
         ----------------------------------------------------

   (a)-(b) The information set forth in the Introduction and Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

   (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (c)  Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.
         ---------------------------------------------------------------

   (a)-(e) The information set forth in the Introduction and Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth in Section 12 "Effect of the Offer on the Market for Shares; NASDAQ Quotations; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.
         ---------------------------------------------

   (a)-(b) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company; Merger Agreement", and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.
         -------------------------------------------------------------

   The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent", Section 9 "Source and Amount of Funds", Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company; Merger Agreement" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.
         -----------------------------------------------

   The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.
         ---------------------------------------

   The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

Item 10.  Additional Information.
          ----------------------

   (a) The information set forth in Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

   (b)-(c) The information set forth in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 12 "Effect of the Offer on the Market for Shares; NASDAQ Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth in the Introduction and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11.  Material to be Filed as Exhibits.
          --------------------------------

         (a)(l) Offer to Purchase dated November 9, 1995.

         (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Text of press release issued by Parent dated November 6, 1995.

         (a)(7) Form of summary advertisement dated November 9, 1995.

         (b)(1) $1,000,000,000 Credit Agreement dated October 31, 1995 among Parent and the Banks named therein.

         (b)(2) $250,000,000 Credit Agreement dated October 31, 1995 among Parent and the Banks named therein.

         (c)(1) Agreement and Plan of Merger dated as of November 5, 1995 among NetWorth, Inc., Compaq Computer Corporation and Compaq-Dallas, Inc.

         (c)(2) Confidentiality and Nondisclosure Agreement dated September 19, 1995 between Parent and the Company.


                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1995


                                       Compaq-Dallas, Inc.



                                       By /s/  Gary Stimac
                                        Name:  Gary Stimac
                                        Title: President


                                       Compaq Computer Corporation



                                       By /s/  David J. Schempf
                                        Name:  David J. Schempf
                                        Title: Vice President, Corporate
                                               Finance, Corporate Controller
                                               & Treasurer